UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

Exhibit 99.1	Disclosure of trading in own shares (March 29, 2018)

Exhibit 99.2	Results of the option to receive the 2017 third interim dividend in shares (April 5, 2018)

Exhibit 99.3	Disclosure of trading in own shares (April 5, 2018)

Exhibit 99.4	Saudi Arabia: Saudi Aramco and Total sign a memorandum of understanding to build a giant petrochemical complex (April 10, 2018)

Exhibit 99.5	USA: Total further increases its footprint in the Gulf of Mexico and becomes operator of the North Platte Discovery (April 11, 2018)

Exhibit 99.6	Total Becomes a founding member of the United Nations Road Safety Trust Fund (April 12, 2018)

Exhibit 99.7	Disclosure of trading in own shares (April 12, 2018)

Exhibit 99.8	Total enters into an agreement for the proposed acquisition of Direct Energie to accelerate its ambition in gas and electricity in France and Belgium (April 18, 2018)

Exhibit 99.9	Disclosure of trading in own shares (April 19, 2018)

Exhibit 99.10	Total to develop artificial intelligence solutions with Google Cloud (April 24, 2018)

Exhibit 99.11	Total announces an increase of 3.2% for the first 2018 interim dividend at 0.64€ per share (April 26, 2018)

Exhibit 99.12	Disclosure of trading in own shares (April 26, 2018)

EXHIBIT INDEX

Exhibit 99.1	Disclosure of trading in own shares (March 29, 2018)

Exhibit 99.2	Results of the option to receive the 2017 third interim dividend in shares (April 5, 2018)

Exhibit 99.3	Disclosure of trading in own shares (April 5, 2018)

Exhibit 99.4	Saudi Arabia: Saudi Aramco and Total sign a memorandum of understanding to build a giant petrochemical complex (April 10, 2018)

Exhibit 99.5	USA: Total further increases its footprint in the Gulf of Mexico and becomes operator of the North Platte Discovery (April 11, 2018)

Exhibit 99.6	Total Becomes a founding member of the United Nations Road Safety Trust Fund (April 12, 2018)

Exhibit 99.7	Disclosure of trading in own shares (April 12, 2018)

Exhibit 99.8	Total enters into an agreement for the proposed acquisition of Direct Energie to accelerate its ambition in gas and electricity in France and Belgium (April 18, 2018)

Exhibit 99.9	Disclosure of trading in own shares (April 19, 2018)

Exhibit 99.10	Total to develop artificial intelligence solutions with Google Cloud (April 24, 2018)

Exhibit 99.11	Total announces an increase of 3.2% for the first 2018 interim dividend at 0.64€ per share (April 26, 2018)

Exhibit 99.12	Disclosure of trading in own shares (April 26, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 30, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer